

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 1, 2010

Mr. Michael Levinsohn
President
Lenco Mobile Inc.
345 Chapala Street
Santa Barbara, California 93101

Re: **Lenco Mobile Inc.
Registration Statement on Form 10
Filed on November 9, 2009, as amended
File No. 000-53830**

Dear Mr. Levinsohn:

We have completed our review of your Registration Statement on Form 10 and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director